# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Strive, Inc., CIK 0001920406
CUSIP: 862945300
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 200 Crescent Court, Suite 1400, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 03/16/2026
Amends the filing with accession number 0000950103-26-000862
Filed by CIK 0001635075
Persons authorized to receive notices and communications: Logan Beirne, Strive, Inc, 200 Crescent Court, Suite 1400, Dallas, Texas (TX), 75201, (872)-270-5406; Derek Dostal, Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, 212-450-4000; Evan Rosen, Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, 212-450-4000

## Reporting persons
- Vivek Ramaswamy (CIK 0001635075): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,693,897; shared voting power 0; sole dispositive power 5,693,897; shared dispositive power 0; aggregate amount beneficially owned 5,693,897 (8.8% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Ramaswamy 2021 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,418,942; shared voting power 0; sole dispositive power 1,418,942; shared dispositive power 0; aggregate amount beneficially owned 1,418,942 (2.3% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Matthew Cole (CIK 0002084252): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 416,352; shared voting power 0; sole dispositive power 416,352; shared dispositive power 0; aggregate amount beneficially owned 416,352 (0.7% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- 2025-10 Investments LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,704; shared voting power 0; sole dispositive power 3,704; shared dispositive power 0; aggregate amount beneficially owned 3,704 (0.01% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Logan Beirne (CIK 0002084255): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 36,983; shared voting power 0; sole dispositive power 36,983; shared dispositive power 0; aggregate amount beneficially owned 36,983 (0.1% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Virtuous Industries LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 106,245; shared voting power 0; sole dispositive power 106,245; shared dispositive power 0; aggregate amount beneficially owned 106,245 (0.2% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Benjamin Pham (CIK 0002084539): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 232,264.1; shared voting power 0; sole dispositive power 232,264.1; shared dispositive power 0; aggregate amount beneficially owned 232,264.1 (0.4% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- LT&C LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 18,336; shared voting power 0; sole dispositive power 18,336; shared dispositive power 0; aggregate amount beneficially owned 18,336 (0.03% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Liberty Pier Foundation: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 184,596; shared voting power 0; sole dispositive power 184,596; shared dispositive power 0; aggregate amount beneficially owned 184,596 (0.3% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value
Name of issuer: Strive, Inc.
Address of issuer's principal executive offices: 200 Crescent Court, Suite 1400, Dallas, Texas (TX), 75201
Comment:
This Amendment No. 4 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on September 12, 2025 (the "Original Schedule 13D" and, as amended and supplemented by Amendment No. 1 to the Original Schedule 13D filed on November 17, 2025 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed on December 17, 2025 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed on January 22, 2026 ("Amendment No. 3") and this Amendment, (the "Schedule 13D"). This Amendment is being filed to reflect (i) updated percentage of class of securities information of the Reporting Persons as a result of the reverse stock split effective as of February 6, 2026 where every 20 shares of the Class A Common Stock issued and outstanding and every 20 shares of the Class B Common Stock issued and outstanding were automatically converted into one issued and outstanding share of Class A Common Stock and one issued and outstanding share of Class B Common Stock, respectively and (ii) additional acquisitions of shares of Class A Common Stock by certain Reporting Persons. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) to the Original Schedule 13D is amended and restated in its entirety as follows: See Items 7-13 of the cover pages to this Amendment and Item 2 of the Schedule 13D (as amended by this Amendment).
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) to the Original Schedule 13D is amended and restated in its entirety as follows: See Items 7-13 of the cover pages to this Amendment and Item 2 of the Schedule 13D (as amended by this Amendment).
Transactions in the class effected during the past sixty days: Item(c) to the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof: Since the filing of Amendment No. 3, Benjamin Pham and Logan Beirne acquired shares of Class A Common Stock. On February 13, 2026, Logan acquired 11,500 shares of Class A Common Stock. On February 17-18, 2026, Benjamin acquired 7,900 and 6,214 shares of Class A Common Stock, respectively. Such transactions were effected through brokerage accounts at share prices ranging from $8.06 to $8.72.

## Signatures
- Vivek Ramaswamy: /s/ Vivek Ramaswamy, Vivek Ramaswamy (03/26/2026)
- Ramaswamy 2021 Irrevocable Trust: /s/ Brandon Guillemin, Brandon Guillemin / Trust Officer of Rockefeller Trust Company of Delaware (03/26/2026)
- Matthew Cole: /s/ Matthew Cole, Matthew Cole (03/26/2026)
- 2025-10 Investments LLC: /s/ Benjamin Pham, Benjamin Pham (03/26/2026)
- Logan Beirne: /s/ Logan Beirne, Logan Beirne (03/26/2026)
- Virtuous Industries LLC: /s/ Vivek Ramaswamy, Vivek Ramaswamy (03/26/2026)
- Benjamin Pham: /s/ Benjamin Pham, Benjamin Pham (03/26/2026)
- LT&C LLC: /s/ Anastasia Cole, Anastasia Cole (03/26/2026)
- Liberty Pier Foundation: /s/ Anastasia Cole, Anastasia Cole (03/26/2026)